UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 23, 2023

The Necessity Retail REIT, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	001-38597	90-0929989
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

650 Fifth Avenue, 30th Floor New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 415-6500

(Former name or former address, if changed since last report): N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share	RTL	The Nasdaq Global Select Market
7.50% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	RTLPP	The Nasdaq Global Select Market
7.375% Series C Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	RTLPO	The Nasdaq Global Select Market
Preferred Stock Purchase Rights		The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 23, 2023, The Necessity Retail REIT, Inc., a Maryland corporation (“RTL” or the “Company”), The Necessity Retail REIT Operating Partnership, L.P., a Delaware limited partnership (“RTL OP”), Global Net Lease, Inc., a Maryland corporation (“GNL”), Global Net Lease Operating Partnership, L.P., a Delaware limited partnership (“GNL OP”), Osmosis Sub I, LLC, a Maryland limited liability company and wholly-owned subsidiary of GNL (“REIT Merger Sub”), and Osmosis Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of GNL OP (“OP Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “REIT Merger Effective Time”), RTL will merge with and into REIT Merger Sub, with REIT Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of GNL (the “REIT Merger”), and OP Merger Sub will merge with and into RTL OP, with RTL OP continuing as the surviving entity (the “OP Merger” and, together with the REIT Merger, the “Merger”). The Company also entered into an agreement to internalize the advisory and property management functions of the combined companies through a series of mergers with the advisors and property managers for each of GNL and RTL known as an “Internalization.”

The Merger Agreement, including the Exchange Ratio (as defined below), resulted from negotiations between a special committee (the “RTL Special Committee”) of independent members of the Board of Directors of RTL (the “RTL Board”) and a special committee (the “GNL Special Committee”) of independent members of the Board of Directors of GNL (the “GNL Board”), with the assistance of separate and independent financial and legal advisors. On May 23, 2023, the RTL Special Committee unanimously recommended, and the RTL Board (with the unanimous vote of the independent directors) on behalf of RTL approved, the Merger Agreement, the Merger, the Internalization Agreement (as defined below), the Internalization and the other transactions contemplated by each agreement, except that Governor Edward G. Rendell, a Class I Director on the GNL Board, recused himself from voting.  On May 23, 2023, the GNL Special Committee unanimously recommended, and the GNL Board (with the unanimous vote of the independent directors) on behalf of GNL approved, the Merger Agreement, the Merger, the Internalization Agreement, the Internalization and the other transactions contemplated by each agreement, except that Governor Edward G. Rendell, a Class I Director on the RTL Board, recused himself from voting.

Upon the closing of the Merger, GNL will increase the size of the GNL Board by three directors. Three independent directors of RTL will be appointed to the GNL Board, and those appointees will be placed into the directorship classes of GNL that correspond to their respective classes on the RTL Board so that the composition of the GNL Board as of the REIT Merger Effective Time is intended to be James L. Nelson, Edward M. Weil, and Lisa Kabnick, who will be in the final year of their terms as directors and whose terms will expire at the first GNL annual meeting of stockholders after the REIT Merger Effective Time; Edward G. Rendell, Stanley Perla, M. Therese Antone, and Abby M. Wenzel, whose terms expire at the 2024 GNL annual meeting of stockholders; and P. Sue Perrotty, and Leslie Michelson, whose terms expire at the 2025 GNL annual meeting of stockholders.

Pursuant to the Registration Rights and Stockholder Agreement (as defined and discussed below) that GNL and AR Global Investments, LLC, a Delaware limited liability company (the “Advisor Parent”) intend to enter into at the closing of the Merger, Advisor Parent, as a stockholder of GNL, will have certain board designation rights, subject to certain ownership requirements.

The Merger

At the REIT Merger Effective Time, each issued and outstanding share of RTL’s Class A Common Stock, par value $0.01 per share (“RTL Class A Common Stock”) (or fraction thereof), will be converted into the right to receive 0.670 shares (the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of GNL’s Common Stock, par value $0.01 per share (“GNL Common Stock”). From and after the REIT Merger Effective Time, all shares of RTL Class A Common Stock will no longer be outstanding and will automatically be cancelled and cease to exist, and each holder of a share of RTL Class A Common Stock will cease to have any rights with respect thereto, except for the right to receive the consideration as provided in the Merger Agreement.

At the REIT Merger Effective Time, each issued and outstanding share of RTL’s 7.50% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (“RTL Series A Preferred Stock”) and each issued and outstanding share of RTL’s 7.375% Series C Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (“RTL Series C Preferred Stock”), will automatically be converted into the right to receive from GNL one share of newly created 7.50% Series D Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, and one share of newly created 7.375% Series E Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, respectively, which will have substantially identical powers, preferences, privileges, and rights as the RTL Series A Preferred Stock and the RTL Series C Preferred Stock, respectively. From and after the REIT Merger Effective Time, all shares of RTL Series A Preferred Stock and RTL Series C Preferred Stock will no longer be outstanding and will automatically be cancelled and cease to exist, and each holder of a share of RTL Series A Preferred Stock and RTL Series C Preferred Stock will cease to have any rights with respect thereto, except for the right to receive the consideration as provided in the Merger Agreement.

Following the REIT Merger Effective Time and prior to the OP Merger, REIT Merger Sub will distribute its general partnership interests in RTL OP to GNL. GNL, in turn, will contribute such general partnership interest to GNL OP and, in turn, GNL OP will contribute onward such general partnership interests to a newly formed limited liability company that will be wholly owned by GNL OP (“Newco GP, LLC”). At the effective time of the OP Merger (the “OP Merger Effective Time”), by virtue of the OP Merger and without any further action on the part of GNL OP, (i) Newco GP, LLC will be the sole general partner of the surviving company with respect to the OP Merger; (ii) all the preferred units of RTL OP (the “RTL OP Preferred Units”) held by REIT Merger Sub immediately after the REIT Merger Effective Time will be cancelled and no payment will be made with respect thereto; (iii) GNL OP will continue as the sole limited partner of RTL OP; and (iv) each GNL OP Unit held by a limited partner of RTL OP other than RTL or any subsidiary of RTL issued and outstanding immediately prior to the OP Merger Effective Time will automatically be converted into New GNL OP Units in an amount equal to (x) one (1), multiplied by (y) the Exchange Ratio, and each holder of New GNL OP Units will be admitted as a limited partner of GNL OP in accordance with the terms of the partnership agreement of GNL OP. Immediately after the OP Merger Effective Time, Newco GP, LLC will be the general partner and GNL OP will be the limited partner of RTL OP.

Following the closing of the Merger, based on the Exchange Ratio, and subject to certain assumptions regarding the outstanding LTIPs (as defined herein) and noted below, current GNL stockholders would own approximately 45% of GNL post-closing, current RTL stockholders would own approximately 39% of GNL post-closing, and the owner of Advisor Parent and its affiliates may own up to 17% of GNL post-closing, assuming all outstanding LTIPs (as defined below) held by Advisor Parent and its affiliates are earned. In addition, at or prior to the closing of the Merger, GNL will have granted a waiver to Advisor Parent and certain owners thereof to own more than GNL’s Revised Beneficial Ownership Limit (as defined below).

RTL Restricted Shares and RTL LTIP Units

As of one business day immediately prior to the REIT Merger Effective Time, all restricted shares of RTL (the “RTL Restricted Shares”) granted to a member of the RTL Board under the 2018 Omnibus Incentive Compensation Plan of RTL (f/k/a American Finance Trust Inc.) (the “RTL 2018 Omnibus Incentive Compensation Plan”) that are outstanding as of immediately prior to the REIT Merger Effective Time (whether or not then vested) will automatically become fully vested, and all restrictions with respect thereto will lapse, except as set forth in the Company Disclosure Letter (as defined in the Merger Agreement). Each share of RTL Class A Common Stock resulting from the vesting of the RTL Restricted Shares will be treated as a share of RTL Class A Common Stock issued and outstanding immediately prior to the REIT Merger Effective Time and will be converted into the right to receive GNL Common Stock in accordance with the terms of the Merger Agreement.

Also as of one business day immediately prior to the REIT Merger Effective Time, all other outstanding RTL Restricted Shares (other than RTL Restricted Shares granted to a member of the RTL Board) as of immediately prior to the REIT Merger Effective time will cease to relate to or represent any right to receive RTL Class A Common Stock and will be assumed by GNL and automatically converted, at the REIT Merger Effective Time, into an award of restricted stock relating to GNL Common Stock (the “GNL Restricted Stock”) with respect to a number of shares of GNL Common Stock equal to the product of (x) the number of shares of RTL Class A Common Stock underlying the applicable award of RTL Restricted Shares as of immediately prior to such conversion, multiplied by (y) the Exchange Ratio, with each such award of RTL Restricted Shares so converted into GNL Restricted Stock otherwise subject to the same terms and conditions as were applicable to the corresponding award of RTL Restricted Shares, including any applicable vesting, acceleration, and payment timing provisions, except as expressly adjusted by the Merger Agreement and other than accelerated vesting of certain RTL Restricted Shares that the Board (or authorized committee thereof) is expressly permitted to effect in its sole discretion under the terms of the Company Disclosure Letter (as defined in the Merger Agreement).

In connection with the Internalization Agreement (as defined below), prior to the effective time of the Internalization (the “Internalization Effective Time”), RTL Advisor will distribute the 8,528,885 long-term incentive units of RTL (the “GNL LTIP Units”) that are outstanding under the terms of the RTL Advisor Multi-Year Outplacement Performance Award (the “RTL 2021 Award”) to RTL SLP (as defined below). Further, RTL Advisor and RTL OP will modify the RTL LTIP Units so that the award may be converted, upon the election of RTL Advisor, into 8,528,885 restricted shares of RTL (the “Converted RTL Restricted Shares”). Upon RTL Advisor exercising such election, RTL will immediately issue RTL SLP the Converted RTL Restricted Shares, subject to an award agreement which is substantially identical to the RTL 2021 Award, except as modified by the terms of the Internalization Agreement. Whether or not such election is made, allvesting conditions, whether based on time or performance, will remain in full effect except as modified by the Internalization Agreement as described herein, and will be evaluated at the closing of the Internalization. Each of the earned RTL LTIP Units will be entitled to a priority catch-up distribution in cash (the “RTL Catch Up”). RTL OP will pay the RTL Catch Up in cash as a result of any earned RTL LTIP Units to RTL SLP at the Internalization Effective Time. If RTL Advisor elects to convert RTL LTIP Units into Converted RTL Restricted Shares, other than with respect to the RTL Catch Up, any dividend or distribution which would otherwise be paid or provided with respect to RTL LTIP Units will instead be made with respect to the Converted RTL Restricted Shares in accordance with the provisions of the RTL 2021 Award. Upon the Internalization Effective Time, all Converted RTL Restricted Shares (or, if not converted, the RTL LTIP Units) will vest and may be earned based on the achievement of performance as calculated at the Internalization Effective Time and any such vested and earned Converted RTL Restricted Shares will be released from all restrictions and registered pursuant to an effective registration statement under the Securities Act.

Additionally, as of the REIT Merger Effective Time, (i) the RTL Advisor Multi-Year Outperformance Award Agreement, dated as of July 21, 2021, will be terminated, and no further awards will be granted thereunder, and (ii) GNL will assume the RTL 2018 Advisor Omnibus Incentive Compensation Plan and the RTL 2018 Omnibus Incentive Compensation Plan.

GNL LTIP Units

In connection with the Internalization Agreement (as defined below), prior to the Internalization Effective Time, GNL Advisor will distribute the 2,500,000 long-term incentive units of GNL (the “GNL LTIP Units”) that are outstanding under the terms of the GNL Advisor Multi-Year Outplacement Performance Award (the “GNL 2021 Award”) to GNL SLP (as defined below). Further, GNL Advisor and GNL OP will modify the GNL LTIP Units so that the award may be converted, upon the election of GNL Advisor, into 2,500,000 restricted shares of GNL (the “GNL Restricted Shares”). Upon GNL Advisor exercising such election, GNL will immediately issue GNL SLP the GNL Restricted Shares, subject to an award agreement which is substantially identical to the GNL 2021 Award, except as modified by the terms of the Internalization Agreement. Whether or not such election is made, all vesting conditions, whether based on time or performance, will remain in full effect except as modified by the Internalization Agreement. Each of the earned 2,500,000 GNL LTIP Units is entitled to a priority catch-up distribution in cash (the “GNL Catch Up”). GNL OP will pay the GNL Catch Up in cash to GNL SLP at the Internalization Effective Time. If GNL Advisor elects to convert GNL LTIP Units into GNL Restricted Shares, other than with respect to the GNL Catch Up, any dividend or distribution which would otherwise be paid or provided with respect to GNL LTIP Units will instead be made with respect to GNL Restricted Shares in accordance with the provisions of the GNL 2021 Award. Upon the Internalization Effective Time, all GNL Restricted Shares (or, if not converted, the GNL LTIP Units) will vest and may be earned based on the achievement of performance as calculated at the Internalization Effective Time and any such vested and earned GNL Restricted Shares will be released from all restrictions and registered pursuant to an effective registration statement under the Securities Act.

RTL and GNL Loan and Financing Agreements

In connection with the Merger, (i) GNL has agreed that at the REIT Merger Effective Time it will assume the outstanding notes under RTL’s Indenture, dated as of October 7, 2021, among American Finance Trust, Inc. (now known as RTL), American Finance Operating Partnership, L.P. (now known as RTL OP), the guarantors party thereto and U.S. Bank National Association (now known as U.S. Bank Trust Company, National Association), as trustee, as supplemented to date (the “RTL Indenture”), pursuant to a supplemental indenture to GNL’s Indenture, dated as of December 16, 2020, among GNL, GNL OP, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, as supplemented to date, (ii) RTL intends to terminate its Amended and Restated Credit Agreement, dated as of October 1, 2021, by and among RTL OP, RTL and the other guarantors party thereto, BMO Harris Bank N.A., as administrative agent, and the other lender parties thereto (as amended to date, the “RTL Credit Facility”), (iii) GNL intends to either amend or refinance its Second Amended and Restated Credit Agreement, dated as of April 8, 2022, by and among GNL OP, as borrower, GNL and the other guarantors party thereto, KeyBank National Association, as agent, and the other lender parties thereto (as amended to date, the “GNL Credit Facility”) in order to repay the outstanding obligations under the RTL Credit Facility at the REIT Merger Effective Time, (iv) RTL intends to seek and obtain lender consents to the extent necessary or desirable, with respect to the applicable terms of the following agreements: (A) the Loan Agreement, dated as of December 8, 2017, among Société Générale and UBS AG, as lenders, and certain subsidiaries of RTL OP, as borrowers, as amended to date (the “RTL SocGen and UBS Loan Agreement”), and (B) the Loan Agreement, dated as of July 24, 2020, by and among the entities listed on Schedule I thereto, as borrowers, and Column Financial, Inc., as lender, as amended to date (the “RTL Column Loan Agreement” and, together with the RTL SocGen and UBS Loan Agreement, the “RTL CMBS”), and (v) GNL intends to seek and obtain lender consents to the extent necessary or desirable, with respect to the applicable terms of the following agreements: (A) the Loan Agreement, dated as of October 27, 2017, by and among the wholly-owned subsidiaries of GNL OP listed on Schedule I attached thereto, as borrowers, and Column Financial, Inc. and Citi Real Estate Funding, Inc., as lenders, as amended to date (the “GNL Column Citi Loan Agreement”), (B) the Loan Agreement, dated as of April 12, 2019, by and among the borrowers party thereto, and Column Financial Inc. and Société Générale Financial Corporation, as lenders, as amended to date (the “GNL Column SocGen Loan Agreement”), and (C) the Loan Agreement, dated as of September 12, 2019, by and among the borrowers party thereto, and KeyBank National Association, as lender, as amended to date (the “GNL KeyBank Loan Agreement” and, together with the GNL Column Citi Loan Agreement and GNL Column SocGen Loan Agreement, the “GNL CMBS”).

Merger Agreement Covenants

The Merger Agreement contains customary covenants, including, among other things, for RTL and GNL to operate in the ordinary course of business between signing and closing, call special meetings to seek stockholder approval of the transaction, prepare a registration statement on Form S-4 and Joint Proxy Statement/Prospectus to be included in the Form S-4, adhere to certain statements on confidentiality requirements, and use “reasonable best efforts” to complete the transaction. RTL’s and GNL’s interim operating covenants are generally intended to restrict each party from making material changes to its respective capitalization, business, and assets without the other party’s prior consent.

The Merger Agreement also contains covenants prohibiting the Company and its representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. However, for a period of 30 days following the execution of the Merger Agreement (the “go-shop” period), the Company and its representatives are permitted to solicit, provide information or enter into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. At the end of the go-shop period, restrictions on the Company will not apply to third parties that, during the go-shop period, made a proposal for a competing transaction that the RTL Special Committee determines has resulted in, or would be reasonably expected to result in, a Superior Proposal (as defined in the Merger Agreement). The Company will promptly notify GNL of any such third party’s identity and competing proposal’s material terms. If the RTL Special Committee recommends entering into a Superior Proposal, the Company must provide GNL with at least five business days’ prior notice of its intention to take such action and an opportunity to revise the terms of the Merger Agreement such that the competing proposal is no longer a Superior Proposal.

The Merger Agreement prohibits GNL or the Company from making a change in recommendation to their respective stockholders with regards to the Merger that would be adverse to the other party except where (i) the board of directors of GNL or the Company, as applicable, has determined in good faith that failure to do so would be inconsistent with its duties to the stockholders of GNL or the Company, as applicable, under applicable law; (ii) GNL or the Company, as applicable, notifies the other party in writing that its board of directors intends to make such a change in recommendation; and (iii) during the five business days following the receipt of such notice of intent to make a change in recommendation, GNL or the Company, as applicable, has offered to negotiate with the other party in good faith in making adjustments to the terms and conditions of the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including, but not limited to, by mutual written agreement of each of GNL and RTL, or by either RTL or GNL (in each case, with the prior approval of their respective special committees) (i) if the Merger has not been consummated on or before June 1, 2024 (the “Outside Date”), (ii) if a final and non-appealable order is entered that permanently restrains or otherwise prohibits the Merger, (iii) if the approval of the stockholders of RTL or GNL (each, a “Stockholder Approval”) of the Merger and the transactions contemplated in the Merger Agreement in the case of RTL or the issuance of shares of GNL Common Stock in connection with the Merger and the Internalization in the case of GNL has not been obtained or (iv) upon an uncured breach of the Merger Agreement by the other party that would cause any of the closing conditions in the Merger Agreement not to be satisfied. Additionally, the Merger Agreement may be terminated by RTL (with the prior approval of the RTL Special Committee) if, among other things, the RTL Board (based on the recommendation of the RTL Special Committee) approves and authorizes RTL to enter into a definitive agreement providing for the implementation of a Superior Proposal in accordance with the terms of the Merger Agreement, provided, however, that a termination fee will be paid by RTL to GNL in the event of such termination, or if the GNL Board or the GNL Special Committee, for any reason, will have effected a change in recommendation as described in the Merger Agreement. The Merger Agreement may be terminated by GNL if, among other things, RTL materially breaches its obligations regarding the solicitation of competing acquisitions under the terms of the Merger Agreement.

RTL must pay GNL a termination fee of $40 million if (i) the Merger Agreement is terminated by GNL due to a change in, modification or withdrawal of recommendation of the RTL Board that is adverse to GNL or the RTL Board fails to recommend that RTL stockholders vote in favor of approval of the REIT Merger or fails to make such a recommendation in the Joint Proxy Statement or approves, endorses or recommends any Acquisition Proposal, in each case prior to RTL obtaining approval from its stockholders; (ii) the Merger Agreement is terminated by RTL to accept a Superior Proposal in accordance with the terms of the Merger Agreement; (iii) the Merger Agreement is terminated by GNL because, at any time prior to stockholder approval by the stockholders of RTL, (A) the RTL Board will have approved, adopted, publicly endorsed or recommended any Acquisition Proposal (as defined in the Merger Agreement), (B) RTL enters into a contract or agreement (other than a confidentiality agreement entered into in compliance with the Merger Agreement) relating to an Acquisition Proposal, (C) a tender offer or exchange offer for any shares of RTL Class A Common Stock that constitutes an Acquisition Proposal (other than by GNL or its affiliates) is commenced and the RTL Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of RTL and to publicly reaffirm its recommendation for the Merger within ten business days of being requested to do so by GNL, (D) the RTL Board fails to include its recommendation for the Merger in the Joint Proxy Statement (as defined in the Merger Agreement), or (E) RTL will have materially violated any of the go-shop provisions set forth in the Merger Agreement; (iv) the Merger Agreement is terminated by RTL or GNL due to (x) a failure of RTL to obtain approval from its stockholders to enter into the Merger and an Acquisition Proposal was made to the RTL Board, the RTL Special Committee or directly to RTL’s stockholders and not publicly withdrawn prior to RTL’s stockholder meeting or (y) a material breach by RTL of the terms of the Merger Agreement giving rise to termination and an Acquisition Proposal was made to the RTL Board, the RTL Special Committee or directly to RTL’s stockholders and was publicly announced to RTL’s stockholders and within 12 months following the termination date, RTL consummates an Acquisition Proposal. In addition, RTL agrees that, in the event that (1) RTL accepts, prior to obtaining its stockholders’ approval, a Superior Proposal, (2) GNL terminates the agreement pursuant to clauses (i) or (iii) of this paragraph, in each case in connection with RTL entering into or recommending a Superior Proposal with a go shop bidder on or before the date that is 15 days following the end of go-shop period provided for by the Merger Agreement, RTL will pay to GNL a termination fee of $16 million.

The Merger Agreement contains indemnification provisions pursuant to which any right to exculpation, indemnification, and advancement of expenses now existing in favor of Indemnitees (as defined in the Merger Agreement) as provided in RTL’s charter or bylaws or any of RTL’s subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) or in any indemnification agreement of RTL for acts or omissions occurring at or prior to the REIT Merger Effective Time with respect to the Indemnitees will survive the Merger and continue in full force and effect in accordance with the terms under which they are created. In addition, as of the REIT Merger Effective Time and ending on the sixth anniversary of the REIT Merger Effective Time, GNL and REIT Merger Sub will (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses, (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner, manager, member, trustee, employee or agent of RTL or any of subsidiary of RTL, or (y) the Merger Agreement or any of the transactions contemplated thereby, including the Mergers; and (ii) pay in advance of the final disposition of any such action the expenses (including attorneys’ fees and any expenses incurred by any Indemnitee in connection with enforcing any rights with respect to indemnification) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it will ultimately be determined that such Indemnitee is not entitled to be indemnified.

The Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties contained in the Merger Agreement are subject to contractual standards of materiality that may be different from what may be viewed as material to stockholders, as well as certain qualifications and limitations set forth in confidential disclosure letters delivered by each of the Company and GNL.

The obligation of each party to consummate the Merger is subject to certain conditions, including receipt of the Stockholder Approvals, the reduction by GNL of the Aggregate Share Ownership Limit (as defined in GNL’s Articles of Restatement) to 8.9% in value of the aggregate of the outstanding shares of stock of GNL and 8.9% (in value or in number of shares, whichever is more restrictive) of any class or series of stock of GNL, the termination of the RTL Credit Facility by RTL, the amendment or refinancing of the GNL Credit Facility by and between GNL and the agents and requisite lenders party thereto, the requisite consents to the RTL CMBS and the GNL CMBS, the assumption of the outstanding notes under the RTL Indenture by GNL, delivery of certain documents, certificates and opinions, including customary REIT opinions and opinions issued by the counsel of each of GNL and RTL that the REIT Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, the truth and correctness of the representations and warranties of the parties (subject to contractual standards of materiality), the effectiveness of a registration statement on Form S-4 to be filed by the Company to register the shares of the GNL Common Stock to be issued as consideration in the Merger, the absence of injunctions or legal orders restraining the transaction, the absence of a material adverse effect with respect to either the Company or RTL, and the conditions to consummating the Internalization have been satisfied.

Amendments to GNL’s Governing Documents

In connection with the Merger, at the REIT Merger Effective Time, the Amended and Restated Bylaws of GNL (the “GNL Bylaws”) will be amended to, among other things, remove the requirement that the GNL Board be comprised of two “managing directors” and all related requirements.

In addition, on May 23, 2023, in connection with signing the Merger Agreement, pursuant to Section 5.7(ii)(h) of Article V of GNL’s Articles of Restatement (the “GNL Articles of Restatement”), the GNL Board adopted resolutions decreasing the Aggregate Share Ownership Limit (as defined in the Articles of Restatement) from 9.8% to 8.9% in value of the aggregate of the outstanding shares of stock of GNL and 8.9% (in value or in number of shares, whichever is more restrictive) of any class or series of stock of GNL (the “Revised Beneficial Ownership Limit”). GNL will file with the State Department of Assessments and Taxation of Maryland a Certificate of Notice reflecting the decrease in the Aggregate Share Ownership Limit described above (the “Certificate of Notice”).

At the REIT Merger Effective Time, the Shareholder Rights Plan including the Rights Agreement, dated April 9, 2020, by and between GNL and American Stock Transfer and Trust Company, LLC, as amended by the Amendment to Rights Agreement dated as of February 26, 2021, will be terminated.

In connection with the closing of the Merger, GNL will elect to no longer be subject to Section 3-803 of the Maryland General Corporation Law (the “MGCL”) and will prohibit itself from electing to be subject to Section 3-803 of the MGCL unless the repeal of such prohibition is approved by the stockholders of GNL by the affirmative vote of at least a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors (the “Declassification Election”). Following the Declassification Election and beginning at the 2023 annual meeting of GNL stockholders (if held after the closing of the Merger), as the terms of the directors in each class expire, the successors to the directors in that class will be elected without classification, so that by the 2025 annual meeting of GNL stockholders, there will be no more classified directors on the GNL Board. Thereafter, all of the directors of GNL will be elected to serve one-year terms and until the following annual meeting of GNL stockholders and until their respective successors are duly elected and qualify.

Internalization Agreement

Concurrently with the execution of the Merger Agreement, on May 23, 2023, the Company entered into a merger agreement for a transaction known as an “Internalization” (the “Internalization Agreement”) with GNL Advisor Merger Sub LLC, a Delaware limited liability company, GNL PM Merger Sub LLC, a Delaware limited liability company, RTL Advisor Merger Sub LLC, a Delaware limited liability company, RTL PM Merger Sub LLC, a Delaware limited liability company, GNL, GNL OP, and RTL OP on the one hand, and Advisor Parent, Global Net Lease Special Limited Partnership, LLC, a Delaware limited liability company (“GNL SLP”), Necessity Retail Space Limited Partner, LLC, a Delaware limited company (“RTL SLP”), Global Net Lease Advisors, LLC, a Delaware limited liability company (“GNL Advisor”), Necessity Retail Advisors, LLC, a Delaware limited liability company (“RTL Advisor”), Global Net Lease Properties, LLC, a Delaware limited liability company (“GNL Property Manager”), and Necessity Retail Properties, LLC, a Delaware limited liability company (“RTL Property Manager”), on the other hand.

Consummation of the transactions contemplated by the Internalization Agreement will result in the internalization of the management of the combined company immediately following consummation of the Merger, including by terminating (i) the Company’s existing arrangement for advisory management services provided by GNL Advisor pursuant to the Fourth Amended and Restated Advisory Agreement, dated as of June 2, 2015, among GNL, GNL OP and GNL Advisor (as amended pursuant to First Amendment, dated as of August 14, 2018, Second Amendment, dated as of November 6, 2018, Third Amendment, dated as of May 6, 2020, and Fourth Amendment, dated as of May 6, 2021, the “GNL Advisory Agreement”), (ii) GNL’s existing arrangement for property management services provided by GNL Property Manager pursuant to the Property Management and Leasing Agreement, dated as of April 20, 2012, by and among GNL, GNL OP and GNL Property Manager (as amended pursuant to First Amendment, dated as of October 27, 2017, Second Amendment, dated as of February 27, 2018, and Third Amendment, dated as of February 27, 2019, the “GNL Property Management Agreement”), (iii) RTL’s existing arrangement for advisory management services provided by RTL Advisor pursuant to the Third Amended and Restated Advisory Agreement, dated as of September 6, 2016, by and among RTL, RTL OP and American Finance Advisors LLC (now known as RTL Advisor) (as amended pursuant to Amendment No. 1, dated as of July 19, 2018, Amendment No. 2, dated as of March 18, 2019, Amendment No. 3, dated as of March 30, 2020, and Amendment No. 4, dated as of January 13, 2021, the “RTL Advisory Agreement”), and (iv) RTL’s existing arrangement for property management services provided by RTL Property Manager pursuant to the Amended and Restated Property Management and Leasing Agreement, dated as of September 6, 2016, by and among RTL, RTL OP and American Finance Properties, LLC (now known as RTL Property Manager) (as amended pursuant to First Amendment, dated as of December 8, 2017, and Second Amendment, dated November 4, 2020, the “RTL Property Management Agreement”). All assets and contracts (including leases) necessary or desirable in the judgment of GNL and RTL to conduct the business of GNL and RTL and all desired employees will be placed into subsidiaries of Advisor Parent that will be merged with subsidiaries of GNL upon the effective time of the Internalization.

As consideration for the transactions contemplated by the Internalization Agreement, GNL will issue 29,614,825 shares of GNL Common Stock valued in the aggregate at $325.0 million to Advisor Parent (the “Advisor Shares”) and cash in an amount equal to $50.0 million. The number of Advisor Shares issued in respect of the Internalization was valued based on GNL’s 5-day volume-weighted average price as of market close on May 11, 2023. Pursuant to the terms of a Registration Rights and Stockholder Agreement (as defined below) to be entered into in connection with the closing of the Internalization, Advisor Parent will not be permitted to sell, transfer or pledge any of the Advisor Shares for a period of six months following completion of the Internalization. Notwithstanding the foregoing, beginning on the date that is 30 days following the Internalization Effective Time, Advisor Parent will be permitted to transfer up to $85.0 million of the Advisor Shares provided that, during any three month period, the amount of shares sold will not exceed the greater of one percent of the then outstanding shares of GNL Common Stock or the average weekly reported trading volume of the GNL Common Stock during the four weeks preceding the date of such sale. GNL intends to agree, pursuant to the Registration Rights and Stockholder Agreement, to register the Advisor Shares for resale under the Securities Act, pursuant to the terms and conditions (including limitations) thereof. Following the completion of the Internalization, the GNL Advisory Agreement, GNL Property Management Agreement, RTL Advisory Agreement and RTL Property Management Agreement will be terminated.

The Internalization Agreement contains customary indemnification provisions, including, among other things, for breach of any representation or warranty or failure to perform any covenant or agreement. Pursuant to the Internalization Agreement, GNL has agreed to indemnify Advisor Parent and its subsidiaries, and Advisor Parent has agreed to indemnify GNL and its subsidiaries, for losses incurred relating to any Shared Contract (as defined in the Internalization Agreement). Additionally, Advisor Parent has agreed to indemnify GNL and each Surviving Entity (as defined in the Internalization Agreement) from losses incurred relating to certain tax matters in connection with the Internalization and from any Advisor Closing Amount (as defined in the Internalization Agreement) not factored into the amounts paid pursuant to the Internalization Agreement, among other tax-related matters. GNL has agreed to indemnify Advisor Parent and its affiliates and its and their respective officers, directors, stockholders, partners, managers, and members and their respective heirs, legatees, devisees, executors, administrators, trustees, personal representatives, successors and assigns from losses incurred relating to, among other things, any GNL Closing Amount (as defined in the Internalization Agreement) not factored into the amounts paid pursuant to the Internalization Agreement. GNL will not be entitled to indemnification under the terms of the Internalization Agreement unless the losses incurred exceed $3,750,000 in the aggregate (the “Deductible”), in which case the indemnified party will be entitled to indemnification only to the extent the aggregate losses exceed the Deductible, provided, however, that the Deductible will not apply to losses with respect to the breach of any Advisor Fundamental Representations (as defined in the Internalization Agreement).

The Internalization Agreement may be terminated, subject to certain limitations set forth in the Internalization Agreement, (i) by mutual written agreement by the parties thereto, (ii) by any party if a final and non-appealable order is entered that permanently restrains or otherwise prohibits the Internalization, (iii) by any party should the Effective Time (as defined in the Internalization Agreement) not have occurred on or before June 1, 2024, or (iv) by any party if the Merger Agreement is terminated pursuant to the terms thereof, among other reasons set forth in the Internalization Agreement.

The obligation of each party to consummate the Internalization is subject to certain conditions, including, among other conditions, the consummation of the REIT Merger, receipt of the stockholder approval from GNL’s stockholders, delivery of certain documents and certificates, the truth and correctness of the representations and warranties of the parties (subject to contractual standards of materiality), the absence of injunctions or legal orders restraining the transaction, the absence of a material adverse effect and the receipt of certain requisite consents under the GNL Credit Agreement, the RTL CMBS and the GNL CMBS.

Registration Rights and Stockholder Agreement

In connection with the Internalization Agreement, and as a condition to the closing of the Internalization, GNL will enter into a Registration Rights and Stockholder Agreement with Advisor Parent, providing Advisor Parent with certain registration rights whereby, following the closing of the Internalization and the expiration of any related lock-up period, Advisor Parent can require GNL to register under the Securities Act the shares of GNL Common stock received by the Advisor Parent in connection with the Internalization. In addition, the Registration Rights and Stockholder Agreement will provide Advisor Parent with certain piggyback registration rights as well as certain board designation rights, subject to certain ownership threshold requirements.

Non-Competition Agreement

On May 23, 2023, in connection with the execution of the Internalization Agreement, GNL entered into confidentiality, non-competition and non-solicitation agreements (the “Non-Competition Agreements”) with certain equity owners of Advisor Parent (the “Restricted Persons”) that will become effective at the Merger Effective Time. Pursuant to the terms of the Non-Competition Agreements, the Restricted Persons agreed to abide by certain confidentiality provisions except where disclosure of Confidential Information (as defined in the Non-Competition Agreement) is necessary to excise the Restricted Person’s rights under the Non-Competition Agreement or the Merger Agreement or related transaction documents, to the extent necessary in connection with such Restricted Person’s employment with GNL or any of GNL’s affiliates, and certain other customary exceptions. Additionally, the Non-Competition Agreement prevents the Restricted Persons and their affiliates, for a period of five years from the Merger Effective Time (the “Restricted Period”), from, among other actions, (i) managing, operating, advising, or consulting for any Restricted Business (as defined in the Non-Competition Agreements) in the territories listed in the Non-Competition Agreements, subject to certain carveouts enumerated in the Non-Competition Agreements; (ii) hiring or soliciting for employment any employee of GNL or its affiliates, subject to certain exceptions; (iii) soliciting or encouraging any customer or supplier of GNL or its affiliates to terminate or adversely modify its relationship with GNL; or (iv) making any negative, derogatory, disparaging, or untrue comments, communications, or statements, whether written or oral, about the merger subsidiaries formed in connection with the Internalization and party to the Internalization Agreement or any of their respective affiliates, or any officer, director, shareholder, manager or member thereof (collectively, the “GNL Protected Persons”) or the business, management, operations, or strategies of the GNL Protected Persons. The Restricted Persons may also be prohibited from employing, hiring, or entering into a consulting arrangement with either of Edward M. Weil, Jr. or James L. Nelson during the term of such individual’s employment agreement with GNL. GNL is also restricted from making any negative, derogatory, disparaging, or untrue comments, communications, or statements, whether written or oral, about the Restricted Persons or any of their respective officers, directors, shareholders, managers or members (collectively, the “Restricted Persons Protected Persons”), or the business, management, operations, or strategies of the Restricted Persons Protected Persons, effective at the Merger Effective Time.

Each of the foregoing descriptions of the Merger Agreement and the Internalization Agreement, (collectively, the “Agreements”) is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Internalization Agreement, as applicable, which are filed as Exhibits 2.1 and 2.2, respectively, and are incorporated herein by reference. A copy of each Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about the parties to the Agreements. The representations, warranties and covenants contained in each Agreement have been made solely for the benefit of the parties thereto and are not intended as statements of fact to be relied upon by the Company’s stockholders, but rather, as a way of allocating the risk between the parties thereto in the event that the statements therein prove to be inaccurate. Statements made in the Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Item 5.02             Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information set forth in Item 1.01 of this Current Report on Form 8-K with respect to the RTL Restricted Shares, the GNL Restricted Shares, the RTL LTIP Units (and Converted RTL Restricted Shares), and GNL LTIP Units (and GNL Restricted Shares), each to be effective at the REIT Merger Effective Time, is incorporated by reference into this Item 5.02.

About The Necessity Retail REIT – Where America Shops

The Necessity Retail REIT (Nasdaq: RTL) is the preeminent publicly traded real estate investment trust (REIT) focused on “Where America Shops.” RTL acquires and manages a diversified portfolio of primarily necessity-based retail single tenant and open-air shopping center properties in the U.S. Additional information about RTL can be found on its website at www.necessityretailreit.com.

Forward-Looking Statements

The statements in this communication that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. In addition, words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” expects,” “plans,” “intends,” “would,” or similar expressions indicate a forward-looking statement, although not all forward-looking statements contain these identifying words. Any statements referring to the future value of an investment in RTL, including the adjustments giving effect to the Merger and the Internalization as described in this communication, as well as the potential success that GNL and RTL may have in executing the Merger and Internalization, are also forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause RTL’s actual results, or RTL’s actual results after making adjustments to give effect to the Merger and the Internalization, to differ materially from those contemplated by such forward-looking statements, including but not limited to: (i) GNL’s and RTL’s ability to complete the proposed Merger and Internalization on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction, (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed transactions, (iii) ability of GNL to obtain lender consent to amend its Second Amended and Restated Credit Facility or any other GNL loan agreement (including any RTL debt obligations assumed in connection with the Merger), if at all, or on terms favorable to GNL; (iv) risks related to diverting the attention of GNL’s and RTL’s management from ongoing business operations, (v) failure to realize the expected benefits of the proposed transactions, (vi) significant transaction costs or unknown or inestimable liabilities, (vii) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay, (viii) the risk that RTL’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (ix) the effect of the announcement of the proposed transaction on the ability of GNL and RTL to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships, (x) the effect of any downgrade of the GNL’s or RTL’s corporate rating or to any of their respective debt or equity securities including the outstanding notes under the RTL Indenture; (xi) risks related to the market value of RTL’s common stock and to GNL’s common stock prior to the closing of the Merger, including the risks related to the market value of GNL’s common stock to be issued in the proposed transactions; (xii) other risks related to the completion of the proposed transactions, (xiii) potential adverse effects of the ongoing global COVID-19 pandemic, including actions taken to contain or treat the COVID-19, on RTL, RTL’s tenants and the global economy and financial market, as well as the additional risks, uncertainties and other important factors set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of RTL’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2023, and all other filings with the SEC after that date, as such risks, uncertainties and other important factors may be updated from time to time in RTL’s subsequent reports. Further, forward-looking statements speak only as of the date they are made, and RTL undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transactions, RTL intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of RTL and a joint proxy statement of RTL and GNL (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. A definitive joint proxy statement/prospectus will be sent to RTL’s stockholders and GNL’s stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by RTL and GNL with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by RTL with the SEC will be available free of charge on RTL’s website at www.necessityretailreit.com or by contacting RTL’s Investor Relations at ir@rtlreit.com. Copies of the documents filed by GNL with the SEC will be available free of charge on GNL’s website at www.globalnetlease.com or by contacting GNL’s Investor Relations at investorrelations@globalnetlease.com.

Participants in the Proxy Solicitation

RTL, GNL, RTL OP, GNL OP, Advisor Parent, RTL Advisor and GNL Advisor, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about directors and executive officers of RTL is available in the RTL proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 10, 2023. Information about directors and executive officers of GNL is available in the GNL proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 10, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from RTL and GNL as indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of May 23, 2023, by and among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., Osmosis Sub I, LLC, Osmosis Sub II, LLC, The Necessity Retail REIT, Inc., and The Necessity Retail REIT Operating Partnership, L.P.

2.2*	Internalization Agreement, dated as of May 23, 2023, by and among GNL Advisor Merger Sub LLC, GNL PM Merger Sub LLC, RTL Advisor Merger Sub LLC, RTL PM Merger Sub LLC, Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P., the Necessity Retail REIT, Inc., The Necessity Retail REIT Operating, L.P., on the one hand, and AR Global Investments, LLC, Global Net Lease Special Limited Partnership, LLC, Necessity Retail Space Limited Partner, LLC, Global Net Leaser Advisors, LLC, Global Net Lease Properties, LLC, Necessity Retail Advisors, LLC, Necessity Retail Properties, LLC, on the other hand.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL Document.

*              The Company has omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and will furnish supplementally to the SEC copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NECESSITY RETAIL REIT, INC.

Date: May 25, 2023	By:	/s/ Edward M. Weil, Jr.
	Name:	Edward M. Weil, Jr.
	Title:	Chief Executive Officer and President